SC 29644 864) 967- 2150
1AVX Boulevard Fountain Inn, SC 29644 Tel: (864) 967- 2150

December 27, 2017

VIA EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

Washington,  DC 20549

Re:	AVX Corporation
Form 10-K for Fiscal Year Ended March 31, 2017
Filed May 19, 2017
File No. 001-07201

Dear Ms. Blye:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 21, 2017 (the “December 21 Letter”) in connection with your review of the Form 10-K for the fiscal year ended March 31, 2017 filed by AVX Corporation (“AVX” or the “Company”) on May 19, 2017 (the “Form 10-K”).  For ease of reference, the text of the Staff’s comment is set forth in this letter in bold with our response immediately following.

1.

According to a published transcript, your CEO stated in a Q2 2017 earnings call that AVX product is in the canceled Samsung Note 7 smartphone. Publicly available reports state that recalled Samsung Note 7 smartphones have been refurbished and resold as Samsung Note FE smartphones. We are aware of publicly available information indicating that the Samsung Note 7 and Samsung Note FE are available for sale in both Sudan and Syria. Additionally, the Samsung.com website appears to provide contact information for service and support covering countries including Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Except as referred to below relating to Kyocera Corporation, to the best of our knowledge, understanding and belief, AVX has had no past, current, or anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, customers or other direct or indirect arrangements. We have no knowledge of any services, products, information or technology provided to Sudan or Syria, directly or indirectly, or any agreements, commercial arrangements, or other contacts AVX has had with the governments of those countries or entities they control.

AVX sells products directly, or through subsidiaries, to distributors, resellers, and manufacturing entities (“Customers”). AVX derives its revenue from the sale of components that are integrated or incorporated into other products.  With respect to Samsung, the components that we sell to Samsung are just one of many components Samsung incorporates into its smartphones. AVX has no control over the actions taken by its Customers, such as the production and sale of the Samsung smartphone example noted in your letter, and is not in a position to comment on every jurisdiction where Samsung may sell its smartphones.

With respect to affiliates, Kyocera Corporation, which owns approximately 73% of AVX’s outstanding shares, provided us with their response dated December 8, 2017 to an SEC comment letter whereby Kyocera discussed their relationship and materiality of transactions with certain past and current distributors involving Syria. However, we have no involvement with that portion of Kyocera’s business.

AVX takes seriously its obligations to comply with applicable U.S. export controls and sanctions laws, and has implemented and continues to maintain internal policies to further comply with applicable U.S. laws and regulations including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security. Nonetheless, with respect to restrictions that are not based on technology, but which are focused on the ultimate end-user, AVX has no control over its Customers’ export compliance programs or sales activities; specifically, AVX does not have knowledge regarding sales of Samsung products that incorporate AVX products.

Thank you for your consideration of the Company’s responses to the staff’s comments and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (864) 967-9303.

Sincerely,

/s/ Kurt P. Cummings

Kurt P. Cummings

Executive Vice President, Chief Financial Officer and Treasurer